[MINTZ LEVIN LOGO OMITTED]                                       Chrysler Center
                                                                666 Third Avenue
                                                             New York, NY  10017
TODD E. MASON | 212 692 6731 | tmason@mintz.com                     212-935-3000
                                                                212-983-3115 fax
                                                                   www.mintz.com

                                  July 27, 2006

VIA EDGAR AND FEDEX
-------------------

Amy C. Bruckner, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         RE:      CYCLACEL PHARMACEUTICALS, INC.
                  ITEM 4.02(A) FORM 8-K FILED JUNE 29, 2006
                  FILED MARCH 1, 2006
                  FILE NO. 000-50626

Dear Ms. Bruckner:

          On behalf of Cyclacel Pharmaceuticals, Inc. (the "Company"), we respond as follows to the Staff's legal comments dated June 30, 2006 relating to the above-captioned Form 8-K. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided our response to each comment immediately thereafter.

Item 4.02(a) Form 8-K filed June 29, 2006
-----------------------------------------

1.       Please revise your disclosure and tell us when you intend to file the amendments to your Form 10-Q filed May 16, 2006 and your Form 8-K/A filed May 27, 2006.

         ON JULY 7, 2006, CYCLACEL FILED AN AMENDED FORM 10-Q AND AN AMENDED
         FORM 8-K/A.

2.       Please revise your disclosure to specify whether you have reconsidered, in accordance with item 307 of Regulaiton S-K, the adequacy of your previous assertion in your March 31, 2006 Form 10-Q regarding your disclosure controls and procedures, particularly in light of the material error and issue that you have described.

         WE HAVE AMENDED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST
         REGARDING THE ADEQUACY OF CYCLACEL'S DISCLOSURE CONTROLS AND
         PROCEDURES. PLEASE SEE THE AMENDED FILINGS.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Amy C. Bruckner, Staff Accountant
Securities and Exchange Commission
July 27, 2006

                                Closing Comments
                                ----------------
          At the request of the Staff, the Company acknowledges that (i) the
          Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert
          Staff comments as a defense in any proceeding initiated by the
          Commission or any person under the federal securities laws of the
          United States.

          Please do not hesitate to contact me directly should you require any further information with respect to this filing or any future filings with respect to the Company.

                                   Sincerely,

                                   /s/ Todd E. Mason
                                   -----------------

                                   Todd E. Mason

cc:      Paul McBarron
         Cyclacel Pharmaceuticals, Inc.